Exhibit 99.10

October 18, 2010

The Board of Directors of Constellation Energy Group, Inc. c/o Mayo A. Shattuck III Chairman and Chief Executive Officer 100 Constellation Way Baltimore, MD 21202
Ladies and Gentlemen:

Reference is hereby made to the Amended and Restated Investor Agreement, dated December 17, 2008 by and between Electricité de France International, S.A. (“EDFI”) and Constellation Energy Group, Inc. (“CEG”, or the “Company”) (the “Investor Agreement”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Investor Agreement.

Pursuant to Section 3.2(a) of the Investor Agreement, EDFI hereby nominates Samuel Minzberg as Substitute Nominee to fill the vacancy created by the resignation of Daniel Camus from CEG’s Board of Directors.

We note that, in accordance with Section 3.2(a) of the Investor Agreement, the Board of Directors is required to appoint Mr. Samuel Minzberg as the EDFI Nominee at CEG’s board meeting of October 22, 2010.

Please acknowledge receipt and confirmation of above by return mail.

Sincerely,

Electricité de France International, S.A.
By: /s/ Guillaume de Forceville ___________________________
Name: Guillaume de Forceville Title: Deputy General Manager

Cc:	Charles Berardesco
General Counsel, Constellation Energy Group, Inc.

George P. Stamas, Esq. and Mark D. Director, Esq.
Kirkland & Ellis LLP